SUBMITTED VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re: OM Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 24, 2011
Definitive Proxy Statement on Schedule 14A Filed March 31, 2011
Form 10-Q for the Period Ended September 30, 2011 Filed November 9, 2011
File No. 1-12515

January 10, 2012

Dear Mr. Decker:

We have reviewed your December 29, 2011 letter regarding your comments on the financial statements and disclosures contained in the above-referenced SEC filings for OM Group, Inc. (the “Company”) and provide the following responses to your comments. We appreciate your comments and, as noted below where applicable, will make the recommended changes in future filings.

Form 10-K for the year ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results…Page 30

Liquidity and Capital Resources, page 48

Debt and Other Financing Activities, page 49

COMMENT NO. 1: You disclose that you are required to maintain financial covenants that limit capital expenditures in any fiscal year and that measure (i) the ratio of the total indebtedness to the amount of consolidated EBITDA, and (ii) the ratio of the amount of consolidated EBITDA to cash interest expense. Please confirm whether you were in compliance with all of your debt covenants at September 30, 2011. In future filings, please disclose whether you are in compliance at each reporting date and disclose the specific terms of any material debt covenants with any required ratios. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. To the extent that consolidated EBITDA includes adjustments to net income (loss) other than interest, taxes, depreciation and amortization, please retitle the measure accordingly and describe each of the adjustments made. One choice may be to call the measure Adjusted EBITDA. See Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please show us supplementally what the revised disclosures will look like.

RESPONSE: The Company was in compliance with all debt covenants at September 30, 2011. On August 2, 2011, the Company entered into a new Senior Secured Credit Facility. By the terms of the

Senior Secured Credit Facility, the covenants that measure (i) the ratio of the Company's total indebtedness to the amount of the Company's consolidated EBITDA, and (ii) the ratio of the amount of the Company's consolidated EBITDA to the Company's cash interest expense did not commence until the quarter ended on December 31, 2011; therefore the Company did not disclose the actual ratios and whether it was in compliance with these covenants. The Company will disclose in the Form 10-K for the fiscal year ended December 31, 2011 whether it is in compliance with all of the debt covenants as of December 31, 2011 as well as the specific terms of its financial covenants with any required ratios.

Beginning with our Annual Report on Form 10-K for the year ending December 31, 2011, we will amend our disclosure in future filings as follows (additions marked with an underline):

The Senior Secured Credit Facility contains customary representations and warranties and certain covenants that limit the ability of the Company to, among other things: (i) incur or guarantee additional indebtedness; (ii) pay distributions on, redeem or repurchase capital stock or redeem or repurchase subordinated debt; (iii) make investments; (iv) sell assets; (v) enter into agreements that restrict distributions or other payments from restricted subsidiaries to the Company; (vi) incur or suffer to exist liens securing indebtedness; (vii) consolidate, merge or transfer all or substantially all of their assets; and (viii) engage in transactions with affiliates. In addition, the Senior Secured Credit Facility contains financial covenants that limit capital expenditures in any fiscal year and that measure (i) the ratio (the “Consolidated Leverage Ratio”) of the Company's total indebtedness to the amount of the Company's adjusted “Consolidated EBITDA” as defined in the Senior Secured Credit Facility (“Covenant EBITDA”), and (ii) the ratio of the amount of Covenant EBITDA to the Company's cash interest expense (the “Consolidated Interest Coverage Ratio”). Covenant EBITDA is consolidated net income plus (i) federal, state, local and foreign income taxes payable, (ii) interest expense, (iii) amortization, (iv) depreciation, and (v) certain “non-cash” items, such as non-cash compensation recorded in accordance with FASB ASC Topic 718, non-cash goodwill or other intangible asset impairment charges and write-offs of goodwill and other intangible assets in accordance with FASB ASC Topic 350, non-cash restructuring charges, non-cash purchase accounting charges required by FASB ASC Topic 805 and foreign currency translation gains and losses, minus (vi) interest income. Capital expenditures are compared quarterly on a year-to-date basis to an annual cap set forth in the Senior Secured Credit Facility. The limit on capital expenditures for the period commencing August 2, 2011 and ending December 31, 2011 was $50,000,000, and the annual limit on capital expenditures for the fiscal year ending December 31, 2012 is $120,000,000. Capital expenditures for the period commencing August 2, 2011 and ending December 31, 2011 were $XX. The Consolidated Leverage Ratio and the Consolidated Interest Coverage Ratio are tested quarterly for each trailing four-consecutive-quarter period. The maximum permitted Consolidated Leverage Ratio for the fiscal quarter ending December 31, 2011 was 3.35 to 1.00 and the minimum permitted Consolidated Interest Coverage Ratio for the fiscal quarter ending December 31, 2011 was 4.00 to 1.00. At December 31, 2011, the Company's Consolidated Leverage Ratio was XX to 1.00 and its Consolidated Interest Coverage Ratio was XX_to 1.00. As of December 31, 2011, the Company was in compliance with all of the covenants under the Senior Secured Credit Facility.

In future filings, if the Company fails to meet any material debt covenant, the Company will disclose, in addition to the specific terms of its material debt covenants as set forth in the illustration above, any required ratios/amounts as of each reporting date and, where appropriate, reconcile them to U.S. GAAP amounts.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 14

COMMENT NO. 2: In future filings, please clarify whether your policies and procedures for review, approval or ratification of reportable transactions are included in your Code of Conduct and Ethics. We note that your Code of Conduct and Ethics emphasizes the importance of avoiding conflicts of interest, but it is not clear whether it contains such policies and procedures. If these are included among your corporate governance principles, please clarify whether the corporate governance principles are included in the Code of Conduct and Ethics, or are otherwise in writing, and if not, how they are evidenced. Please see Item 404(b) of Regulation S-K.

RESPONSE: The Company's Corporate Governance Principles of the Board of Directors and the Audit Committee Charter, rather than the Code of Conduct and Ethics, contain written policies and procedures with respect to the review, approval or ratification of reportable transactions. The Corporate Governance Principles require that directors discuss any potential conflict of interest, including a reportable transaction, with the Chairman and Lead Independent Director and that the Chairman and Lead Independent Director raise the issue with the Audit Committee or full Board of Directors, if appropriate, to determine whether a conflict of interest or reportable transaction exists. The Corporate Governance Principles further require that officers discuss any potential conflict of interest, including a reportable transaction, with the Audit Committee which will determine whether a conflict of interest or reportable transaction exists. In accordance with its charter, the Company's Audit Committee must approve all related party transactions. In future filings, the Company will provide this clarification.

Executive Compensation, page 18

Compensation Discussion and Analysis, page 18

Target Total Direct Compensation, page 19

COMMENT NO. 3: In future filings, please identify the compensation consultant in your discussion. See Item 407(e)(3)(iii) of Regulation S-K.

RESPONSE: In future filings, the Company will provide the disclosure under Item 407(e)(3)(iii) with respect to any compensation consultants engaged during the last completed fiscal year.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Very truly yours,

By: /s/ Christopher M. Hix
Christopher M. Hix
Chief Financial Officer
cc: Joseph M. Scaminace